

March 19, 2014

Via E-mail
Mr. Douglas C. Jeffries
Chief Financial Officer
RetailMeNot, Inc.
301 Congress Avenue, Suite 700
Austin, TX 78701

     Re: **RetailMeNot, Inc.**
            Form 10-K for the Year Ended December 31, 2013
            Filed February 18, 2014
            File No. 001-36005

Dear Mr. Jeffries:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Anlysis of Financial Condition and Results of Operations

Operating Metrics, page 50

1.   You indicated that visits did not include traffic through mobile applications; please explain to us why you believe it is appropriate to include mobile net revenue in calculating the net revenues per visit.

Results of Operations

Net Revenue, page 58

2.   Please quantify and discuss the changes in net revenues attributable to the changes in price and volume. Refer to Item 303(a)(3) of Regulation S-K.

3.   We note that the increase in paid transaction visits contributed to the 60.2% increase in your 2013 organic growth in net revenues. Please disclose the percentage increase in such visits. In addition, discuss in more detail how the remainder of the increase was attributable to the increase in visits. Further, tell us why your operating metrics do not include the total paid transaction visits.

4.   In your Form 8-K filed on February 6, 2014, you indicated that mobile net revenue was $26.6 million for fiscal year 2013, an increase of 213% from the prior year. It appears that such an increase accounted for approximately 28% of the total net revenue increase for the period. We also note that visits operating metric did not include mobile traffic. Therefore, it does not appear the increase of mobile net revenue was driven by the increase of visits. In that regard, please explain the underlying factors that contributed to the change of mobile net revenue.

Liquidity and Capital Resources, page 63

5.   In future filings please expand your disclosure to include the amount of cash held by foreign subsidiaries. You indicated on page 55 that future foreign cash generation will be sufficient to meet future foreign subsidiaries' cash needs.

13. Domestic and Foreign Operations, page F-29

6.   Refer to your long-lived assets disclosure. Please exclude the intangible assets, including goodwill amount from the disclosure pursuant to ASC 280-10-55-23.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director